September 26, 2008

Mr. John Cash, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Mace Security International, Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended June 30, 2008
File No.0-22810

Dear Mr. Cash:

This letter is the response of Mace Security International, Inc. (“MSI”) to your letter of September 11, 2008 (“Comment Letter”). This letter of response has been organized by restating your comment and then providing MSI’s response under the comment.

Form 10-K for the year ended December 31, 2007

Item 1A. Risk Factors

Risks Related to our Security Segment, page 12

1. We note your disclosure that manufacturers of your electronic surveillance products are located in foreign countries, making it difficult to recover damages if manufacturers fail to meet their obligations. Please tell us and in future filings disclose if you have had material losses related to this type of risk. If you have experienced material losses, please quantify them in your disclosures.

Response.
To date, MSI has not had any material losses resulting from the inability to recover damages from foreign manufacturers. During the year ended December 31, 2007, MSI incurred a loss of approximately $52,000 due to a foreign manufacturer failing to supply inventory that was prepaid. The loss was approximately 0.1% percent of MSI’s revenues, approximately 0.5% of MSI’s loss from continuing operations, and less than 0.1% of stockholders’ equity for the year ended December 31, 2007 and, accordingly, was not material to the results of operation or financial position of MSI. In future filings, MSI will disclose any material losses related to this type of risk, should they occur.

Results of Operations, page 29

2. In future filings when disclosing multiple reasons for fluctuations in your results, please quantify each factor involved. For example, you indicate that the decrease in revenues within the Security Segment in 2007 as compared to 2006 was due principally to a decrease in sales from your Texas and Florida operations.

Response.
In future filings, MSI will quantify each factor involved when disclosing multiple reasons for fluctuations in its results.

Liquidity and Capital Resources.

Debt Capitalization and Other Financing Arrangements, page 34

3. We note that your debt contains certain affirmative and negative covenants; however, your disclosures are silent as to whether you are in compliance with those covenants at December 31, 2007. Please confirm for us that you are in compliance with these covenants and revise future filings to clearly disclose your compliance status at the end of each applicable period.

Response.
MSI confirms that it was in compliance with its affirmative and negative debt covenants at December 31, 2007. In future filings, MSI will clearly disclose its compliance with its affirmative and negative debt covenants at the end of each applicable period.

Item 9A(T) Controls and Procedures, page 40

4. Your reference to COSO and the auditor’s attestation report on internal controls over financial reporting appear to be improperly included in your Item 307 “Disclosure Controls and Procedures” disclosures, while these references more appropriately should be included in your Internal Control over Financial Reporting disclosures as required by Item 308(T) of Regulation S-K. In future filings please ensure your disclosures are in accordance with item 307 and 308 of Regulation S-K.

Response.
In future filings, the reference to COSO and the auditor’s attestation report on internal controls over financial reporting will be properly included in MSI’s Internal Control over Financial Reporting disclosures, as required by Items 307 and 308 of Regulation S-K.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies - Revenue Recognition, page F-8

5. We note that your Digital Media Marketing Segment recognizes revenue and cost of sales based on the gross amount received. With paragraphs 7-14 EITF 99-19 in mind, please explain to us how you have determined that you are a Principal rather than an Agent.

Response.
MSI’s Digital Media Marketing Segment is an online marketing and e-commerce business which has two business divisions:(i) online marketing and (ii) e-commerce. The segment uses proprietary technologies and software to provide marketing services to third party advertisers and to sell products on the internet. The online marketing division recognizes revenue and cost of sales consistent with the provisions of the Emerging Issues Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. MSI records revenue based on the gross amount received from advertisers and the amount paid to the publishers placing the advertisements as costs of sales. In making the determination that MSI is a Principal rather than an Agent, we reviewed and considered the indicators of Gross Revenue Reporting as prescribed by paragraphs 7-14 of EITF 99-19, namely:
•	The Company is the primary obligor in the arrangement.
•	The Company has general inventory risk.
•	The Company has latitude in establishing price.
•	The Company changes the product or performs part of the services.
•	The Company has discretion in supplier selection.
•	The Company is involved in the determination of product or service specifications.
•	The Company has physical loss inventory risk.
•	The Company has credit risk.

In reviewing the relative strength of each indicator above, we concluded that our online marketing division, PromoPath, acts as a Principal in its transactions. PromoPath contracts to assist customers (advertisers) in placing advertisements on the internet and is the primary obligor responsible for providing the service to its advertising customers. PromoPath determines the supplier (i.e., publisher/web page) and negotiates with the supplier the cost of media space, ensuring that the most effective media space is purchased. The media space supplier selection can ultimately determine the profitability of a marketing campaign for PromoPath’s customers. PromoPath uses proprietary software developed by PromoPath to enhance marketing campaigns, including technical and design support to achieve maximum performance driven campaigns.

PromoPath has latitude in establishing the price with its customers and carries the credit risk in the transactions it executes. PromoPath is contractually obligated to make payment to the media space publishers, regardless of receiving payment from its advertising customers. PromoPath in most cases actually pays the publisher prior to receiving payment from its customers. PromoPath has established relationships with the publishers and in certain cases purchases media space in advance. Ultimately, PromoPath is responsible for the success of customer advertisements based on supplier selection and the quality of media space purchased. If a supplier (publisher) is not creating results for its customers, it is PromoPath’s responsibility to find a publisher that will provide acceptable results.

3. Business Acquisitions and Divestitures, page F-14

6. We note that approximately 66% of the purchase price of Linkstar was allocated to goodwill. Please tell us why you believe such a significant portion of the purchase price represents goodwill. Expand your disclosures to provide a description of the factors that contributed to this very significant portion of the purchase price being allocated to goodwill.

Response.
As noted in the previous response, Linkstar develops and sells products over the internet to individual consumers in the e-commerce industry while its related entity, PromoPath, develops and provides web-based advertising services to its advertising customers. Linkstar and PromoPath will collectively be referred to as “Linkstar” for purposes of this response. At July 2007, the date of the Linkstar acquisition, Linkstar was an early stage company, marketing its initial two e-commerce products. Linkstar began its e-commerce operations in approximately January 2006 and began selling web-based advertising services in approximately September 2005. MSI believed the $10.5 million purchase price was fair based on several factors, including:
•	Multiples paid by market participants for businesses in the digital media marketing and e-commerce business.
•	Levels of Linkstar’s current and future projected cash flows.
•
MSI’s strategic business plan, which included utilizing the professional expertise of Linkstar’s staff and the propriety software acquired in the Linkstar transaction to expand the marketing of MSI’s Security Segment products using internet media marketing channels, thus potentially increasing the value of its existing business segment.

•	MSI’s plan to substitute the cash flows of the Car and Truck Wash Segment, which MSI was exiting, with cash flows from the digital media and e-commerce business.

In addition to the factors and facts noted above, the value assigned to goodwill was the result of MSI’s process of allocation of the purchase price of Linkstar to identifiable tangible and intangible assets under the guidance of Statement of Financial Accounting Standards (“SFAS”)141, Business Combinations. MSI utilized the services of an independent valuation consulting firm to assist us in determining the purchase price allocation.

As a relatively new company and based on the nature of its operations, Linkstar had few identifiable tangible and intangible assets. As prescribed by paragraph 37 of SFAS 141, MSI first allocated the purchase price to tangible assets and to liabilities assumed. Tangible assets acquired included cash, product inventory, accounts receivable, prepaid assets and equipment totaling approximately $1.67 million. MSI also assumed approximately $1.26 million of current liabilities. Following the allocation of the purchase price to the identified tangible assets and assumed liabilities, management identified the following acquired intangible assets:
• Software;
• Trade Name;
• Customer Relationships; and
• Non-Compete Agreements.

No proprietary know-how, patents or other types of intellectual property were identified. Values assigned to identified intangible assets were based on projected cash flows and other valuation techniques generally used to develop such values.

The remaining portion of the purchase price, as prescribed by SFAS 141, was assigned to goodwill.

In our September 30, 2008 Form 10-Q filing, we will expand our disclosures to provide a description of the factors, as noted above, that contributed to the significant portion of the purchase price allocated to goodwill.

12. Other Income, page F-20

7. We note that you have included gain on sale of fixed assets in other income. Please tell us what these gains relate to and indicate what accounting guidance you relied on in classifying them below your operating results on your statements of operation.

Response.
Gains on the sale of fixed assets in other income relate to the sale of several car wash site-related assets in 2007 and 2006, the operations of which were included in continuing operations, and the sale of unused warehouse space in 2005. MSI recorded these gains as other income because these gains were not derived from activities which were part of MSI’s ongoing operations. The gains on the sale of fixed assets in other income were approximately 0.1%, 1.1% and 0.2% of revenues, and 0.5%, 5.8%, and approximately 2.6% of the loss from continuing operations for the years ended December 31, 2007, 2006, and 2005, respectively. We do not believe these gains were material to MSI’s results of operations in the applicable years recorded. We note that in Staff Accounting Bulletin 67 and 100, the Staff in its guidance on the recording of restructuring charges noted that gains or losses from the disposition of long-lived assets, that do not qualify for discontinued operations treatment, should be reported as part of income from operations. In future filings, MSI will include gains or losses on the disposition of long-lived assets from continuing operations above income from operations within our statement of operations.

Form 1O-Q for the period ended June 30, 2008

Notes to the Financial Statements

7. Commitments Contingencies, page 14

8. We note Mr. Paolino, your former CEO, has filed a claim with the U.S. Department of Labor claiming that his termination was in retaliation for demanding that your Board of Directors make full and prompt disclosures of material facts relating to the Company’s financial condition and other matters in your first quarter Form 10-Q. Please supplementally tell us the nature of the assertions of your former CEO.

Response.
Mr. Paolino, in his complaint dated June 25, 2008, filed with the U.S. Department of Labor (the “Complaint”) alleges that at various times he brought “risk factors” to the attention of the Board of Directors and advised that the “risk factors” should be inserted into the public reports filed by MSI under the Securities and Exchange Act of 1934, as amended. More specifically, Mr. Paolino refers to certain “risk factors” for the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008. Mr. Paolino filed the Complaint (with exhibits thereto) as Exhibit 99.2 to a Schedule 13D filing made by Mr. Paolino on June 7, 2008.

MSI has filed a response to the Complaint with the Department of Labor and believes that the Complaint is without merit and should be dismissed. The Complaint provided a selective sample of the dialog between Mr. Paolino, Mr. Kramer, who is MSI’s General Counsel, and the MSI Board of Directors concerning “risk factors” for the March 31, 2008 Form 10-Q. Sixteen e-mails and numerous conversations took place relating to the “risk factors” that were ultimately included in the March 31, 2008 Form 10-Q. Mr. Paolino’s selective sample of only two out of sixteen e-mails was designed to falsely imply that the Board of Directors of MSI resisted and did not include “risk factors” that Mr. Paolino suggested.

The full e-mail exchange of sixteen e-mails demonstrates that the Board of Directors never objected to any of the “risk factors” suggested by Mr. Paolino but merely wanted the “risk factors” to be accurate. The full exchange also demonstrates that the three “risk factors” ultimately suggested by Mr. Paolino were made a part of the final March 31, 2008 Form 10-Q filed on May 15, 2008. The three “risk factors” suggested by Mr. Paolino appear in the final March 31, 2008 Form 10-Q at: (i) page 32, under the heading “During the last several months, the Board of Director and Management has had differences in determining the direction and business plan for increasing shareholder value; should the differences continue, the Company may no longer be managed or operate effectively”; (ii) page 36, under heading “If we lose the service of the two operational executives who head our Digital Media Marketing Segment, our business will suffer”’; and (iii) page 43, under the heading “Composition of Board of Directors”.

On June 19, 2008 the Philadelphia Regional Office of the Securities and Exchange Commission (“Philadelphia Region”) notified MSI that the Philadelphia Region was conducting a confidential, informal inquiry to determine if there have been violations of the federal securities laws. As part of its inquiry, the Philadelphia Region requested information relating to the removal of Mr. Paolino as Chief Executive Officer and a director of MSI, as disclosed in the Form 8-K filed by MSI dated May 20, 2008. On July 7, 2008, MSI supplied the information requested which included the sixteen e-mails referred to in this Response Letter; all Board of Directors Minutes from December 14, 2007 through May 20, 2008; and all letters and e-mails between Mr. Paolino and the Board of Directors from December 14, 2007 through May 22, 2008. On July 11, 2008, Mr. Kramer, MSI’s General Counsel, initiated a telephone call to Ms. Rosenblat and Mr. Novakovic of the Philadelphia Region. During the July 11, 2008 telephone call, Ms. Rosenblat and Mr. Novakovic advised Mr. Kramer that, after reviewing documents submitted to the Philadelphia Region, the Philadelphia Region was closing its inquiry, provided that nothing further comes to the attention of the Philadelphia Region.

In connection with the responses above, MSI acknowledges that:

(a) MSI is responsible for the adequacy and accuracy of the disclosure in its filings;
(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing untold; and
(c) MSI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert M. Kramer
Robert M. Kramer
General Counsel